Exhibit 99.2

2016 Full Year Results Ended December 31, 2016 March 9, 2017

3/9/2017 2 Agenda Marco Sala, CEO, International Game Technology PLC Strategic Update 1 Alberto Fornaro, CFO, International Game Technology PLC Q4’16 & FY’16 Results 2 Q&A 3

This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of International Game Technology PLC as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside International Game Technology PLC’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the businesses of International Game Technology (Nevada) and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; unanticipated costs of integration of International Game Technology (Nevada) and GTECH S.p.A.; the possibility that International Game Technology PLC will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that International Game Technology PLC may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which International Game Technology PLC operates; International Game Technology PLC’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; International Game Technology PLC’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting International Game Technology PLC, including as a consequence of the announced withdrawal of the UK from the EU; international, national or local economic, social or political conditions that could adversely affect International Game Technology PLC or its customers; conditions in the credit markets; changes in the top management team; risks associated with assumptions International Game Technology PLC makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and International Game Technology PLC’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect International Game Technology PLC’s business, including those described in International Game Technology PLC’s annual report on Form 20-F for the financial year ended December 31, 2015 and other documents filed from time to time with the Securities and Exchange Commission (the "SEC"), which are available on the SEC website at www.sec.gov and on the investor relations section of International Game Technology PLC’s website at www.IGT.com. Except as required under applicable law, International Game Technology PLC does not assume any obligation to update the forward-looking statements. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per International Game Technology PLC share for the current or any future financial years will necessarily match or exceed the historical published earnings per International Game Technology PLC share, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. 3 Cautionary Statement Regarding Forward-Looking Statements 3/9/2017

4 Comparability of Results All figures in this presentation are prepared under U.S. GAAP, unless noted otherwise. As a result of the combination of GTECH S.p.A. (“GTECH”) and International Game Technology (“legacy IGT”), which was completed on April 7, 2015, a number of items affect the comparability of reported results. Reported financial information for the full year 2016 includes the results of operations of IGT PLC for the entire period, while reported financial information for the full year 2015 period includes IGT PLC for the second, third, and fourth quarters and only GTECH operations in the first quarter. Pro forma figures represent the combined results of both companies. Adjusted figures exclude the impact of purchase price amortization, impairment charges, restructuring expense, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable GAAP measures are included in the appendix to this presentation. Reported 2016 results were impacted by the strengthening of the U.S. dollar compared to the euro; the daily average Euro to U.S. dollar foreign exchange rate was 1.08 in the fourth quarter of 2016 compared to 1.10 in the fourth quarter of 2015, and was 1.11 for the full year 2016 period compared to 1.11 in 2015. Constant currency changes for 2016 are calculated using the same foreign exchange rates as the corresponding 2015 period. Management believes that referring to certain pro forma, constant currency, or adjusted measures is a more useful way to evaluate the Company’s underlying performance. 3/9/2017

STRATEGIC UPDATE

6 Results in line with expectations Grew profits, reduced debt Bolstered global Lottery leadership Robust same-store revenue growth worldwide; Italy Lotto wagers surpassed €8 billion Won Italy Lotto concession for nine more years Secured key contracts in North America and International segments Investing in instant ticket printing Good progress on Gaming turnaround Introduced innovative new games and cabinets Double-digit growth in International installed base North American casino replacement shipments up Strong demand for systems offerings 3/9/2017 A Year of Important Milestones

A Focus on Continuous Improvement

Mixed Social & Interactive results

- Soft DoubleDown performance; recent improvement efforts gaining traction
- Reinvigoration of Italy and International Interactive offerings

Protected Italy market positions

A history of growth through innovation

- Content: NumeroORO, instant tickets, Wheel of Fortune® franchise, video poker
- Technology: Aurora™, PlaySpot™, Cardless Connect™, 3D, 4D

Focus on customer & player engagement

- Supports market share gains and shareholder value creation




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3/9/2017
7

2016 FOURTH QUARTER FINANCIAL RESULTS

9 Revenue Adjusted Operating Income Q4’16 Financial Highlights Adjusted EBITDA Diluted EPS $ M except EPS -2% -6% -4% Notes: As adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) Notes: $/€ FX daily average: 1.08 in Q4’16; 1.10 in Q4’15 3/9/2017

10 Developments Q4’16 North America Gaming & Interactive Highlights Revenue $ M Key Performance Indicators Service revenue impacted by lower installed base Y/Y DoubleDown reflects lower DAUs; [improvement efforts underway] Product sales driven by large systems sales (MGM National Harbor, Palms); IP settlement; and revenue on MGM National Harbor units shipped in Q3’16 Commercial casino replacement units improved Y/Y on strong S3000® demand; Q4’15 benefited from additional 1,100 Canada VLT units Operating Income down on lower DoubleDown and gaming service revenue, partially offset by higher product sales 3/9/2017 Q4'16 Q4'15 % Change Revenue 368 378 -3% Operating Income 101 106 -5% DDI Social Revenue 62 84 -26% Bookings per DAU $0.48 $0.47 2% Machine Units Shipped Q4'16 Q4'15 FY'16 FY'15 New & Expansion 1,733 2,191 5,929 4,389 Replacement 3,686 4,406 13,842 16,993 Total 5,419 6,597 19,771 21,382 Q4'15 Q1'16 Q2'16 Q3'16 Q4'16 Casino Installed Base 25,418 24,958 24,171 24,163 24,472

11 Q4’16 North America Lottery Highlights $ M Revenue Developments Key Performance Indicators 3/9/2017 Same-store revenue growth supported by third consecutive year of strong Q4 instant ticket sales despite lower jackpot activity Indiana was among best performing states due to strong holiday sales and the introduction of popular oversized scratch ticket Improvement in product sales led by growth in instant ticket printing Operating Income up on higher revenue and lower depreciation and amortization associated with recent lottery contract extensions Q4'16 Q4'15 % Change Revenue 284 269 6% Operating Income 65 43 54% Same-store revenue growth Q4'16 Q4'15 FY'16 FY'15 Instants & Draw Games 1.9% 7.6% 3.9% 7.6% Multistate Jackpots -1.5% -5.4% 48.7% 1.5% Total SSR Growth 1.5% 5.9% 9.7% 6.8% Q4'15 Q1'16 Q2'16 Q3'16 Q4'16 VLT Installed Base 15,241 15,331 15,355 15,322 14,878

$ M Revenue Developments Key Performance Indicators Q4’16 International Highlights 2.6% same-store revenue expansion on broad-based growth in EMEA and LAC, partially offset by continued weakness in U.K. Gaming service revenue improved on installed base growth in EMEA (Eastern Europe, South Africa) and LAC (Mexico) despite sizeable conversions sales in Q4’16 (~600 units in Europe) Product sales primarily reflect difficult Y/Y comparisons for lottery Operating income down on lower revenue 12 3/9/2017 Q4'16 Q4'15 % Change Revenue 220 265 -17% Operating Income 44 55 -20% Machine Units Shipped Q4'16 Q4'15 FY'16 FY'15 New & Expansion 1,340 449 1,993 2,432 Replacement 3,561 4,516 11,383 11,345 Total 4,901 4,965 13,376 13,777 Same-store revenue growth Instants & Draw Games 3.5% 5.7% 3.7% 4.5% Multistate Jackpots -9.1% -0.8% -3.3% -0.1% Total SSR Growth 2.6% 4.4% 3.2% 4.1% Q4'15 Q1'16 Q2'16 Q3'16 Q4'16 Installed Base 9,400 9,506 9,478 10,268 10,453

$ M Revenue Developments Key Performance Indicators 13 Q4’16 Italy Highlights Lotto upfront concession fee amortization has same treatment as Scratch & Win Strong Lotto wager growth, fueled by Late Numbers and 10eLotto/Numero ORO Sports Betting up on wager growth, especially live betting Operating profit stable in constant currency; strong Lotto growth compensated for the VAT credit in Q4’15 3/9/2017 Q4'16 Q4'15 % Change Revenue 449 455 -1% Operating Income 130 132 -2% €M Q4'16 Q4'15 % Growth FY'16 FY'15 % Growth Lotto Wagers 2,141 1,855 15.4% 8,093 7,077 14.4% 10eLotto 1,239 1,147 7.9% 4,716 4,287 10.0% Core 577 638 -9.6% 2,227 2,447 -9.0% Late Numbers 326 70 367.0% 1,150 343 235.6% S&W Wagers 2,289 2,391 -4.3% 8,935 9,016 -0.9% Sports Betting Wagers 250 236 5.9% 855 864 -1.1% Sports Betting Payout 85.9% 84.6% 1.3 pp 84.0% 83.7% 0.3 pp Gaming Wagers VLT - Operator (B2C) 1,428 1,440 -0.8% 5,460 5,433 0.5% AWP 1,087 1,159 -6.2% 4,188 4,388 -4.6% Interactive 443 414 7.1% 1,659 1,672 -0.8%

Revenue 14 Q4’16 Revenue & Operating Income $ M Adjusted Operating Income 3/9/2017 Revenue reflects global lottery growth and higher North America gaming product sales, more than offset by lower gaming service revenue Adjusted Operating Income down primarily on large Italy value-added tax (“VAT”) credit in the prior year period, in addition to higher compliance costs and associated audit fees (Sarbanes Oxley)

15 Revenue Adjusted Operating Income FY’16 Financial Highlights Adjusted EBITDA $ M +2% +3% +9% Capital Expenditures 3/9/2017 Notes: As adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) Notes: $/€ FX daily average: 1.11 in FY’16; 1.11 in FY’15 Guidance: $1.74B - $1.79B Guidance: < $550M

Debt and Leverage Profile

$ M



7,707
(1,755)
447
183
140
665
557
161
(188)
(219)
7,698
(129)
7,569
Lotto (256)
S&W and Other 68
12/31/15 @ 1.09
EBITDA
Interest Exp. - Net
Income Taxes
Other Cash from Ops.
Lotto Fees
Capex
Dividends Paid
Minorities
Other - (Net)
Before FX
FX
12/31/16 @ 1.05

Net Debt/LTM Adj. EBITDA	4.52x	4.31x

- Net debt improved compared to year-end 2015 level notwithstanding Lotto upfront concession payments in Q2'16 and Q4'16
- Leverage ratio improved vs. Q4'15 and when compared to all other quarters

3/9/2017

16

17 FY’16 Cash Flow Statement $ M 3/9/2017 Strong Operating Cash Flow in FY’16 - Includes approximately $451 million in cash interest paid - Cash taxes of $183 million Net Lotto upfront concession payment of $409 million in FY’16 - $665 million upfront concession payment - $256 million contributed by minority partners Cash Flow FY'16 Net Cash Flows from Operating Activities 985 Capex (557) Lotto upfront concession payment (665) Free Cash Flow (237) Minority capital contribution (Lotto) 256 Debt Proceeds/(Repayment), Net (358) Dividends Paid (161) Other - Net 153 Other Investing/Financing Activities (110) Net Cash Flow (347) Effect of Exchange Rates/Other 14 Net Change in Cash (333) Cash at End of the Period 294

18 FY’17 Outlook Assumes $/€ FX of 1.10 2017 adjusted EBITDA of $1,680 - $1,760 million Reflects lower jackpot and late number activity and new Lotto concession CapEx for lottery and gaming installed base, ex-Lotto $525-$575 million maintenance CapEx, including ~$100 million related to timing of new Florida Lottery contract ~$100 million growth CapEx Lotto cash outlay of ~$320 million (~$195 million net) ~$190 million final upfront concession payment (~$115 million net) ~$130 million additional cash outflow for network and infrastructure upgrades (~$80 million net) Net debt of $7.6-$7.8 billion, reflecting final Lotto payment and North American lottery extension cycle Other items Cash taxes of $250-$300 million Purchase accounting of ~$400 million 3/9/2017

APPENDIX

20 New Lotto Concession Accounting Revenues and expenses will be fully consolidated up to the Net income line Upfront concession payments will be amortized against revenues on a straight-line basis for the nine-year term of the contract; reported revenues will appear lower than the prior year No impact on EBITDA other than change in fee (new fee fixed at 6% of wagers) Our partners’ share of earnings, based on ownership interests, will be recorded as Net income attributable to non-controlling interests Upfront capital payments will be recorded as Other non-current assets on the balance sheet and amortized against revenues over the term of the contract IGH (a subsidiary of SAZKA Group) ownership interest presented as mezzanine equity 100% of upfront capital payment for the concession and investments for the network and infrastructure upgrades will be presented in investing cash flows Minority partners’ share of upfront capital and investments will be presented as capital increase - non-controlling interest in financing cash flows Return of capital and dividends paid to non-controlling interest will be presented in financing cash flows INCOME STATEMENT BALANCE SHEET CASH FLOW IGT has a 61.5% ownership interest in Lottoitalia, the concessionaire for Italy’s Lotto

21 Note: $/€ FX daily average: 1.08 in Q4’16; 1.10 in Q4’15 $ M except EPS Q4’16 Income Statement (As Reported) 3/9/2017 % Constant Currency Income Statement Q4'16 Q4'15 Change Q4'16 % Chg. Service Revenue 1,061 1,109 -4% 1,072 -3% Product Sales 260 256 1% 260 2% Total Revenue 1,321 1,365 -3% 1,332 -2% Adjusted EBITDA 422 449 -6% 422 -6% Operating Income 138 132 5% 138 5% Interest Expense, Net (113) (115) Foreign Exchange 196 91 Other 23 (2) Financial Charges, Net 106 (26) Income Before Tax 244 106 n.m. Net Income (Loss) 249 83 n.m. Net Income (Loss) - Owners 233 74 n.m. Diluted EPS 1.15 0.37 n.m.

22 Q4’16 Reconciliation of Non-GAAP Measures 3/9/2017 $ M except EPS Adjustments Q4'16 As Purchase Foreign Impairment/ Trans. Q4'16 As Reported Accounting Exchange Restructure Expense Adjusted Total Revenue 1,321 - - - - 1,321 Cost of Services 642 (45) - - - 597 Cost of Sales 179 (30) - - - 149 SG&A 237 (30) - - - 207 R&D 87 - - - - 87 Restructuring 6 - - (6) - - Impairment 31 (30) - (1) - - Transaction Expense 1 - - - (1) - Total 1,183 (135) - (8) (1) 1,040 Operating Income 138 135 - 8 1 281 Foreign Exchange 196 - (196) - - - Other Income (Net) 23 12 - - - 35 Interest Expense (Net) (113) 2 - - - (111) Total 106 14 (196) - - (76) Income Before Taxes 244 149 (196) 8 1 205 Income Taxes (5) 52 (51) 14 - 10 Net Income 249 97 (145) (6) 1 195 Minority Interest 16 - - - - 16 Attributable to IGT 233 97 (145) (6) 1 179 EPS - Diluted 1.15 0.88 WASO - Diluted 203.1 203.1

23 $ M except EPS FY’16 Income Statement (As Reported) 3/9/2017 Note: $/€ FX daily average: 1.11 in FY’16; 1.11 in FY’15 % Income Statement FY'16 FY'15 Change Service Revenue 4,376 3,978 10% Product Sales 778 711 9% Total Revenue 5,154 4,689 10% Adjusted EBITDA 1,755 1,611 9% Operating Income 660 540 22% Interest Expense, Net (456) (440) Foreign Exchange 101 6 Other 18 (123) Financial Charges, Net (337) (557) Income Before Tax 323 (17) n.m. Net Income (Loss) 264 (56) n.m. Net Income (Loss) - Owners 211 (76) n.m. Diluted EPS 1.05 (0.39) n.m.

24 FY’16 Reconciliation of Non-GAAP Measures 3/9/2017 $ M except EPS Adjustments FY'16 As Purchase Foreign Impairment/ Trans. FY'16 As Reported Accounting Exchange Restructure Expense Adjusted Total Revenue 5,154 1 - - - 5,155 Cost of Services 2,553 (181) - - - 2,372 Cost of Sales 582 (119) - - - 463 SG&A 946 (135) - - - 811 R&D 344 (2) - - - 342 Restructuring 28 - - (28) - - Impairment 38 (30) - (8) - - Transaction Expense 3 - - - (3) - Total 4,494 (467) - (36) (3) 3,988 Operating Income 660 468 - 36 3 1,167 Foreign Exchange 101 - (101) - - - Other Income (Net) 18 16 - - - 34 Interest Expense (Net) (456) 8 - - - (448) Total (337) 24 (101) - - (414) Income Before Taxes 323 492 (101) 36 3 753 Income Taxes 59 174 (27) 21 1 228 Net Income 264 318 (74) 15 2 525 Minority Interest 53 - - - - 53 Attributable to IGT 211 318 (74) 15 2 472 EPS - Diluted 1.05 2.33 WASO - Diluted 202.2 202.2